

Mail Stop 6010

April 29, 2008

VIA U.S. MAIL and FACSIMILE

Craig R. Mackus
Chief Financial Officer
Bucyrus International, Inc.
P. O. Box 500
1100 Milwaukee Ave
South Milwaukee, WI

> **RE: Bucyrus International, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 001-00871**

Dear Mr. Mackus:

We have reviewed your filing and have the following comments. We have limited our review of your filing to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Report of Independent Registered Accounting Firm, page 45

1.   We note that the report of independent registered public accounting firm does not
        identify the name of your auditor. We also see that the report presented on page
        44 of Exhibit 13 and the consent filed as exhibit 23 also do not identify your
        auditor. Please revise the reports and the consent to include the conformed
        signature of the auditor, as required by Article 2 of Regulation S-X and
        Regulation S-T.

Exhibit 13

Consolidated Financial Statements

Note B – DBT Acquisition, page 16

2.   It appears that the aggregate purchase price disclosed on page 16 for your
        acquisition of DBT includes the assumption of $450 million of liabilities and
        $122 million of deterred tax liability from the acquisition. Under paragraph 51(d)
        of SFAS 141, you should disclose the cost of the acquired entity. Under paragraph
        35 of SFAS 41, an acquiring entity should allocate the cost of an acquired entity
        to the assets acquired and liabilities assumed based on their estimated fair values
        at date of acquisition. Paragraph 37(g) of SFAS 141 provides general guidance
        for assigning amounts to assets acquired and liabilities assumed. Paragraph 38 of
        SFAS 141 discusses the recognition of a deferred tax asset or liability in a
        business acquisition. Please revise future filings to disclose the cost of the
        acquired entity as determined under SFAS 141 and clarify that you properly
        valued assumed liabilities and the deferred tax liability recorded in the
        acquisition.

Note O – Commitments, Contingencies, Credit Risks and Concentrations, page 39

3.   Regarding your product and asbestos liabilities, please revise future filings to give
        an estimate of the possible loss or range of loss or state that such an estimate
        cannot be made, in accordance with paragraph 10 of SFAS 5.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter with your
response that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that
we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3605 if you have questions. In this regard, please do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

Sincerely,

Gary Todd
Reviewing Accountant